Exhibit 99.2

PRESIDENT - ROBERT C. BARG VICE PRESIDENTS RANDOLPH K. GREEN JOHN G. HATTNER MICHELLE F. HERRERA C.H. (SCOTT) REES III DANNY D. SIMMONS ERIC J. STEVENS JOSEPH M. WOLFE

February 5, 2021

Mr. Alex García

Vista Oil & Gas Holding II S.A. de C.V.

Volcán 150, Torre Virreyes, Piso 5

Col. Lomas de Chapultepec, C.P. 11000

Del. Miguel Hidalgo, Ciudad de México, México

Dear Mr. García:

In accordance with your request, we have estimated the proved developed reserves and future revenue, as of December 31, 2020, to the Vista Oil & Gas Holding II S.A. de C.V. (Vista II), a subsidiary of Vista Oil & Gas S.A.B. de C.V., interest in certain oil and gas properties located in Blocks A-10 and CS-01 in the state of Tabasco, Mexico. We completed our evaluation on or about the date of this letter. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Vista II. Vista II is operating these assets under a transitional development period that expires on April 11, 2021; it is our understanding that Vista II is actively working with the Comisión Nacional de Hidrocarburos (CNH) through all appropriate protocols to enter into the long-term exploration and exploitation period, which is expected to be granted. The estimates in this report have been prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Additionally, these estimates conform to the guidelines of the CNH and the standards of the Comisión Nacional Bancaria y de Valores (CNBV). Definitions are presented immediately following this letter. This report has been prepared for Vista II’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

We estimate the net reserves and future net revenue to the Vista II interest in these properties, as of December 31, 2020, to be:

	Net Reserves(1)		Future Net Revenue (M$)
	Oil	Gas			Present Worth
Category	(MBBL)	(MMCF)	Total		at 10%
Proved Developed Producing	44.9	681.7	-51.9	(2)	497.0
Proved Developed Non-Producing	119.0	56.8	1,067.3		701.2

Total Proved Developed	163.9	738.5	1,015.4		1,198.2

(1)	Net reserves do not include royalty volumes.
(2)	Future net revenue is negative after deducting estimated abandonment costs.

The oil volumes shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. As required by CNBV standards, we have limited our evaluation to the provisional development plan approved by the CNH; as such, we have not considered proved reserves that may be attributed to undeveloped locations because the full development plan has not yet received final approval from the CNH. As requested, probable and possible reserves that may exist for these properties have not been included.

2100 ROSS AVENUE, SUITE 2200 • DALLAS, TEXAS 75201-2737 • PH: 214-969-5401 • FAX: 214-969-5411

The estimates of reserves and future revenue included herein have not been adjusted for risk. This report does not include any value that could be attributed to interests in undeveloped acreage.

Estimates of net oil and gas reserves shown in this report are based on a price-related sliding scale royalty system. Net reserves do not include royalty volumes because the government of Mexico can elect to take these volumes in kind. Gross revenue is Vista II’s share of the gross (100 percent) revenue from the properties prior to any deductions. Future net revenue is after deductions for Vista II’s share of capital costs, abandonment costs, and operating expenses but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2020. For oil volumes, the average West Texas Intermediate spot price of $39.54 per barrel is adjusted for quality, tariffs, and market differentials. For gas volumes, the average Henry Hub spot price of $1.985 per MMBTU is adjusted by field for energy content, tariffs, and market differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $33.38 per barrel of oil and $1.927 per MCF of gas.

Operating costs used in this report are based on operating expense records of Vista II. These costs are limited to direct lease- and field-level costs and the operator’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to maintain and service existing wells and facilities. Operating costs have been divided into field-level costs, per-well costs, and per-unit-of-production costs. Headquarters general and administrative overhead expenses of Vista II are not included. Operating costs are not escalated for inflation.

Capital costs used in this report were provided by Vista II and are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers. Based on our understanding of future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs used in this report are Vista II’s estimates of the costs to abandon the wells, net of any salvage value. Capital costs and abandonment costs are not escalated for inflation.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

We have made no investigation of potential volume and value imbalances resulting from overdelivery or underdelivery to the Vista II interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Vista II receiving its net revenue interest share of estimated future gross production. Additionally, we have made no specific investigation of any firm transportation contracts that may be in place for these properties; our estimates of future revenue include the effects of such contracts only to the extent that the associated fees are accounted for in the historical field- and lease-level accounting statements.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Vista II, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with the SEC definitions and regulations and the CNH guidelines. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from Vista II, public data sources, and the nonconfidential files of Netherland, Sewell International, S. de R.L. de C.V. (NSI) and were accepted as accurate. Supporting work data are on file in our office. We have not examined the contractual rights to the properties or independently confirmed the actual degree or type of interest owned. The technical persons primarily responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Joseph M. Wolfe, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at Netherland, Sewell & Associates, Inc. (NSAI), of which NSI is a subsidiary, since 2013 and has over 5 years of prior industry experience. Philip R. Hodgson, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 1998 and has over 14 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL INTERNATIONAL, S. DE R.L. DE C.V.

/s/ Robert C. Barg
By:
Robert C. Barg, P.E.
President

	/s/ Joseph M. Wolfe	/s/ Philip R. Hodgson
By:		By:
	Joseph M. Wolfe, P.E. 116170	Philip R. Hodgson, P.G. 1314
	Vice President	Geoscientist

Date Signed: February 5, 2021		Date Signed: February 5, 2021

JMW:SRC

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